

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 3, 2009

Via Facsimile and U.S. Mail

Reuven Ben Menachem, C.E.O.
Fundtech Ltd.
12 Ha'hilazon Street, 5th Floor
Ramat-Gan, Israel 52522

> **Re: Fundtech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 12, 2009**
> **File No. 000-29634**

Dear Mr. Menachem:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (201) 946-1313
Joseph Aulenti, Esq.